SCHEDULE D

Transactions in Securities

Transactions by Mark D. Alcott

Nature of Transaction	Date	Number of Securities	Price Per Share	Total Purchase Price
Purchase of Common Stock	07/02/26	60	16.5000	$990.00
Purchase of Common Stock	07/06/26	15	16.3500	$245.25
Purchase of Common Stock	07/13/26	400	16.5000	$6,600.00
Purchase of Common Stock	07/22/26	40	16.8500	$674.00
Purchase of Common Stock	07/23/26	360	16.8500	$6,066.00
Purchase of Common Stock	07/24/26	75	16.8500	$1,263.75
Purchase of Common Stock	07/28/26	50	16.9500	$847.50